Exhibit 99.2

Silvercorp Metals Inc.

Suite 1378 – 200 Granville Street
Vancouver, BC, Canada V6C 1S4
Tel: 604-669-9397
Fax: 604-669-9387
Toll Free Tel: 1-888-224-1881

Trading Symbol: SVM.TO	December 30, 2008

SILVERCORP PROVIDES UPDATE ON OPERATIONS

VANCOUVER, British Columbia – December 30, 2008 – Silvercorp Metals Inc. (“Silvercorp” or the “Company”), China's largest primary Silver producer, announces an update on its strategy and plans for its China operations with a focus on preserving cash and maintaining positive operating cash flow in light of reduced global commodity prices.

Since early October, world silver, lead and zinc prices have fallen approximately 8%, 46% and 37%, respectively.  Consequently, smelters in China are shutting down or reducing their capacities, resulting in less demand for concentrates and a change in smelter terms applicable to the Company.  Previously, the smelter terms (the net smelter return, or “NSR”) for silver, lead and zinc were approximately 85%, 83% and 60% of the quoted spot price on the Shanghai Metals Exchange. The new NSR represents approximately 78% for silver, 64% for lead and 52% for zinc of the current quoted spot prices.

Given these changes, Silvercorp is adopting a series of cost-cutting measures and readjustments of its programs to improve mine profitability and to maintain its strong balance sheet for future growth. Among the cost-cutting measures and controls that Silvercorp is adopting are the following:

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Monitoring of break-even points at all mines;

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Closer supervision of outsourced mining operations to reduce dilution and costs;

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Improving workforce productivity and removing redundant and non-essential positions;

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Delaying exploration programs;

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Reductions in management and staff salaries of between 5% to 25% from January 1, 2009; and

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Working closely with all levels of government to reduce various fees and levies.

“Silvercorp is one of the world’s lowest cost primary silver producers with a cash cost of production per ounce of silver of negative $2.65 in its most recent quarter and is in a strong financial position with US$48 million of cash and short term investments and no debt,” states Dr. Rui Feng, Silvercorp’s Chairman and CEO.  “One of the advantages to operating in China is our ability to quickly scale down operations without significant restructuring costs.  Now we are required to make tough decisions to temporarily scale down or suspend some production to maintain profitability.  We are confident however that with our high-grade Ying mine, low costs and strong balance sheet we are positioned to weather the current recession and seize opportunities that arise in times of crisis.”

Ying District Mining Camp

The current operating plans for Silvercorp’s four mines at the Ying Mining District are as follows:

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Ying Mine: mining, development and exploration are proceeding as planned with production levels reaching 700 to 750 tonnes per day (t/d). In the most recent quarter ended September 30, 2008, the Ying mine produced 73,843 tonnes of ore and had a gross profit margin of 63%. At current market prices, and with improved run of mine ore head grades expected, the Ying mine is expected to maintain healthy profit margins and significant positive operating cash flows, attributable to the high grade nature of the deposit.

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TLP Mine:  after a careful review of the recently completed technical report on the TLP-LM project, the Company has decided to suspend TLP mine development and exploration to preserve capital due to current fragile market conditions and the lower grade nature of the project.  Mining production capacity previously projected at 1,000 t/d by the end of June 2009 will therefore not be realized.

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LM Mine:  mining capacity has been scaled down from approximately 150 t/d to 100 t/d as mining activities focus on higher grade zones.  Exploration has been put on hold.

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HPG Mine: mine and mill operations will be suspended by the end of 2008 as cash flow from the operation is expected to be negative at current metal prices.  However, the exploration program at the mine, including underground drilling, will continue.

With the suspension of the TLP and HPG mines, along with the scale down of mining at the LM mine, the Company’s newly constructed mill is expected to be put on care and maintenance until metal prices improve sufficiently to justify resuming full mining activities at the mines.

As a result of the above adjustments and developments, the Company is expecting to be operating on a positive cash flow basis at the Ying Mining District.

GC Project, Guangdong Province

As of the end of December 2008, the Company has completed approximately 10,000 metres of drilling at the GC Project, which included both in-fill and step out drilling.  Assay results from the drill program are pending.  An additional 3,000-metre drill program is planned and will start in March 2009 after the Chinese New Year.

In addition, Silvercorp has been making progress on the mining permit application for the project. The key reports required for applying for a mining permit, along with their current status, are as follows.:

1.

Obtaining the Notice of Approval for Starting the process of Application for Mining Permit from the Ministry of Land and Resources (“MOLAR”) in Beijing on a designated mining area.  The Company has received the Notice of Approval from the MOLAR on the GC project.

2.

Resource Utilization Plan ("RUP") Report on the GC Project prepared by the Guangdong Institute of Metallurgical Industry has been reviewed by a MOLAR designed review organization, the China Non-Ferrous Metal Association.  The Health and Safety section of the RUP Report has been reviewed by the Guangdong Provincial Safety Production Bureau. Both reviews indicated that the report is satisfied with the requirement for the mining permit application.

 3.

The Environmental Assessment ("EA") Report to be reviewed by the Guangdong Provincial Environment Protection Bureau (“GPEPB”). The Environmental Assessment Guideline Report which forms the base for the EA Report has been completed by a qualified Chinese Environmental Engineering company and reviewed by an independent Environmental Review Panel organized by the GPEPB.  The EA Report is underway.

4.

The Geological Hazards Assessment Report and Soil Conservation Plan Report, to be prepared by qualified geo-engineering firms.  Two qualified Chinese Engineering Firms have been engaged to complete the two reports.

Once all required reports are completed and positive reviews or approvals are received, the application for the mining permit will be filed with the MOLAR in Beijing.  Based on the working guideline published by the MOLAR, it takes 45 business days for the MOLAR to make a decision after a completed application is submitted.

The Company has also negotiated with the local county government regarding land usage rights for its future mine and mill site and tailings dam.  The county government has incorporated the Company’s land usage requirement as part of its “2009 County Industry Land Usage Plan” and has submitted the plan to the Government of Guangdong Province for approval.

Nabao Project, Qinghai Province

After spending approximately US$2.0 million of the US$8.0 million originally planned on exploration at the Nabao project in the Qinghai province, the Company has put its efforts on hold.  Due to the project’s isolated location, the Company cannot justify continuing its work program under today’s commodity pricing environment.

Lead Smelter Project, Henan Province

To date, the Company’s 77.5% subsidiary, Henan Found, has contributed approximately US$7 million towards the lead smelter joint venture near the Ying Mining Camp.  Given current commodity prices, the Company has recently notified its joint venture partner that it will not be making further contributions towards the project.  The Company’s earned ownership interest (~10%) will therefore be subject to dilution.

About Silvercorp Metals Inc.

Silvercorp Metals Inc., China’s largest primary silver producer, is engaged in the operation, development, acquisition, and exploration of silver related mineral properties focusing in the People's Republic of China ("China"). Silvercorp Metals Inc. is operating and developing four silver-lead-zinc mines at the highly profitable Ying Mining Camp, in Henan Province, China.  Silvercorp is also applying for a mining permit for the newly acquired 95% owned GC/SMT property to profitably mine and produce silver, lead and zinc metals in the Guangdong Province, China.  The Company's common shares are included as a component of the S&P/TSX Composite, and the S&P/TSX Global Mining Indexes.

For further information:

SILVERCORP METALS INC. Rui Feng, Chairman/CEO & Lorne Waldman, Corporate Secretary Phone:(604) 669-9397, Toll Free Phone: 1-888-224-1881 Fax: (604) 669-9387, Email: info@silvercorp.ca,

Website: www.silvercorp.ca

Statements in this press release other than purely historical information, including statements relating to the Company’s future plans, commodity prices, smelting charges, mining or milling costs, profits, cash flows, expected zinc shortages, or expected daily production levels constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. As a result, actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.